Exhibit 99.1

FOR IMMEDIATE RELEASE

Micromem Technologies Inc. Files Audited Financial Statements as of October 31, 2010
and Provides Update on Business Developments

TORONTO,—March 4, 2011 — Micromem Technologies Inc., (Micromem, the “Company”) (www.micromeminc.com) (OTC BB: MMTIF, CNSX: MRM) provides the following updates:

1.	Public Filings:

On February 28, 2011, the Company filed its consolidated financial statements for the fiscal year ended October 31, 2010 together with the Independent Auditors’ Report on the consolidated financial statements and on the Company’s internal controls over financial reporting based on criteria established by the Committee of Sponsoring Organizations of the Treadway Commission. The auditors’ report was unqualified. The Company concurrently filed its Management Discussion and Analysis (MD&A) and 20-F documentation for the fiscal year ended October 31, 2010.

The Company filed its 20-F documentation for the fiscal year ended October 31, 2009, on March 1, 2010. In 2010, the Securities and Exchange Commission completed a review of the original filing and requested that the Company refile the 2009 20-F document with additional commentary and clarification, including commentary on the Company’s 2009 audit of its internal controls. The SEC also requested that the Company file the original Unotron Manufacturing Agreement as an Exhibit to the 20-F 2009 document and that it issue a formal withdrawal of an F-3 registration application which was originally filed by the Company in 2005 and which had lapsed in 2008. The Company completed these refilings on February 25, 2011. The SEC has now advised that their review has been completed.

2.	Financial Results (in USD unless otherwise stated):

The Company remains a pre-revenue, development stage entity at October 31, 2010. The Company reported a net loss of $4,674,801 ($0.05 per share) for the fiscal year ended October 31, 2010, as compared to a loss of $4,310,039 ($.05 per share) for the fiscal year ended October 31, 2009. A detailed commentary and comparison of the 2009 and 2010 fiscal year performance is provided in the MD&A and the 20-F documentation filed on February 28, 2011.

Included in the reported loss is an impairment reserve of $2,711,392 for deferred development costs incurred and previously capitalized and an allowance of $201,333 on a promissory note receivable. While the Company has reflected these reserves in the financial statements as of October 31, 2010, its intention remains to continue to pursue all of the projects that it has under development as discussed in Section 3 and 4 below.

Subsequent to October 31, 2010 the Company has executed a development contract with an international oil company and has received an initial payment of $75,000 under the terms of that contract.

3.	Project Updates:

The Company provides the following updates of its development projects and initiatives:

(a)

LifeMed Technologies Inc. (LMTI): In August 2009 the Company entered into a Manufacturing Agreement with LMTI and in September 2009 it entered into a related purchase order. Subsequently, the Company worked to develop the prototype product contemplated in the Manufacturing Agreement. In 2010, LMTI adopted an interpretation of the Manufacturing Agreement and purchase order that is contrary to the Company’s interpretation. As a result of this development, potential revenues under these contractual arrangements are delayed. The Company has advised LMTI that it will continue with the development of the product and, when available, will present it to LMTI under the original terms of the Manufacturing Agreement and the purchase order.

In July 2010 the Company reported that it had filed a submission to obtain FDA 510(k) clearance for its prototype device. In fact, the Company has completed all sections of the FDA documentation that can be completed and has provided this documentation to its FDA attorneys. The sections of the FDA application requiring LMTI’s input have not yet been completed to date and, consequently, the application has not been filed with the FDA.

(b)

Unotron Incorporated (Unotron): In April 2009 the Company executed a Manufacturing Agreement with Unotron. It has been working to develop a prototype product which incorporates its magnetic sensor technology into Unotron’s patented washable keyboards. The Company believes that it has met all of the technical specifications associated with development of the prototype product. A short list of integration issues with the client’s keyboard controller remain outstanding and will be resolved when the Company is in receipt of an order forecast in accordance with the Manufacturing Agreement.

The secured debenture that Micromem holds with Unotron matured on September 30, 2010. Unotron had made interest payments through September 30, 2010. The debenture was not repaid at the maturity date. The Company has been in regular negotiations with Unotron with respect to the repayment of the debenture. Subsequent to October 31, 2010 the Company has negotiated a repayment schedule with Unotron with respect to the repayment of the outstanding principal and interest and expects these amounts to be paid in full via monthly installments through August 2011.

(c)

BAE Systems (BAE): In June 2008 the Company executed an agreement with BAE whereby the parties would co-produce nano-sensor technology at BAE’s Nashua New Hampshire facility. The Company initially anticipated having a concentrator unit available from a third party supplier in 2010 which would have allowed the Company to build sensor applications with the required tolerance and performance levels required by BAE. That supplier discontinued operations during 2010 and, consequently, the Company must find an alternate supplier for the concentrator. The Company anticipates that it will develop an alternative solution for the concentrator during 2011.

(d)

Norwegian EM Technology (NEMT): In March 2009 the Company announced a contract with NEMT to develop a three dimensional electromagnetic tool to conduct resource surveys for discovering hydrocarbons and minerals. The Company has since developed a prototype unit for NEMT. The final product is being completed by a third party engineering services firm under contract to the Company but the final product has not as yet been completed.

(e)	Oil Sensor: The Company continues to evaluate development opportunities for its oil sensor prototype.

(f)

Mining Sensor: Subsequent to October 31, 2010 the Company finalized the terms of a contract with an international oil company, as referred to above in Section 2, to develop a commercial application based on the prototype mining sensor technology that it has developed. In February 2011 it received an initial payment of $75,000 from this customer under the terms of the contract.

(g)

Other initiatives: The Company has undertaken the development of a sensor application for a large international organization that is marketing a healthcare product. The Company anticipates that a development contract may result from these negotiations.

The Company has previously reported that it anticipated revenues under the LifeMed and Unotron contractual agreements. As discussed above, the Company continues to pursue potential revenue opportunities from these initiatives but these initiatives have not advanced as quickly as the Company initially anticipated. The Company is unable to predict when or if revenues will be realized under these contracts.

4.	2011 Business Plan:

In 2011 the Company’s planned go forward strategy is that it will continue the development contract with the international oil company and it will continue to pursue the other business initiatives described above. It also expects to respond to other potential business opportunities as these develop.

About Micromem

Micromem Technologies Inc. is a publicly traded (OTC BB: MMTIF, CNSX: MRM) company that analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, the Company pursues the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com or www.mastinc.com for more details.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. Risk factors are identified in the Company’s MD&A and 20-F document filed on February 28, 2011 and can be accessed at www.sedar.com. Key factors that could cause actual results to differ materially from those in forward looking statements include: the inability to obtain additional financing on acceptable terms; risk that the Company’s products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with other companies that provide comparable products; the potential failure of the Company’s technology; the potential infringement of the Company’s technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers ; the potential failure to develop commercially viable products under development and manufacturing agreements and other risks detailed in our MD&A and 20-F filings . Forward-looking statements speak only as of the date made and are not guarantees of future performance. The Company undertakes no obligation to publicly update or revise any forward-looking statements except as required by applicable laws and regulations. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
                CNSX - Symbol: MRM

Shares issued: 97,849,511

SEC File No: 0-26005

Investor Contact:

Jason Baun
Chief Information Officer
Micromem Technologies Inc.
416-364-2023